NORTHROP GRUMMAN CORPORATION

Exhibit 12(a)
NORTHROP GRUMMAN CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

$ in millions	Three Months Ended March 31		Year Ended December 31
Earnings:	2012	2011	2011	2010	2009	2008	2007
Earnings from continuing operations before income taxes	$756	$758	$3,083	$2,366	$2,070	$1,841	$2,158
Fixed Charges:
Interest expense, including amortization of debt premium	53	58	221	269	269	271	312
Portion of rental expenses on operating leases deemed to be representative of the interest factor	28	35	140	149	167	177	177
Earnings from continuing operations before income taxes and fixed charges	$837	$851	$3,444	$2,784	$2,506	$2,289	$2,647
Fixed Charges:	$81	$93	$361	$418	$436	$448	$489
Ratio of earnings to fixed charges	10.3	9.2	9.5	6.7	5.7	5.1	5.4